UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2024

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20241-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 27, 2024

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Carlos Alberto Rechelo Neto

______________________________

Carlos Alberto Rechelo Neto

Chief Financial Officer and Investor Relations Officer

INVESTOR TOUR
PETROBRAS 2024

BEHIND THE PRODUCTION FORECASTING FOR INVESTORS AND FINANCIAL ANALYSTS

May 27, 2024



PETROBRAS

MORNING

AFTERNOON

Agenda

Time	Topic	Speaker	Location
9:00 AM	Registration and welcome coffee	Paulo Johann	Center for Collaborative Visualization ("NVC")
9:30 AM	Welcome	Carlos Alberto Rechelo Neto	
9:40 AM	Petrobras Research Center (CENPES)	Maiza Pimenta Goulart	
10:00 AM	Behind the Production Forecasting (3D visualization)	Bruno Moczydlower Paulo Johann Rodrigo Schuenck Fabio Passarelli	

MORNING

AFTERNOON

Agenda

Time	Activity	Speaker	Location
1:00 PM	Lunch		
2:30 PM	Visit to the Rocks Lab *(group A)* Visit to the Digital Rock Lab *(group B)*	Paulo Johann	Labs
4:00 PM	Closing	Eduardo De Nardi	NVC


INVESTOR TOUR
PETROBRAS 2024
Welcome

CENPES
Petrobras Research Center

The place to imagine create and make today Petrobras' future



PETROBRAS

Forward-looking Statements

The following presentations may contain forecasts about future events. Such forecasts merely reflect the expectations of the company's management about future economic conditions, as well as the sector and the company's performance and financial results, among other things. The terms "anticipate," "believe," "expect," "forecast," "intend," "plan," "project," "aim" and "should," as well as other similar terms, are aimed at identifying such forecasts, which evidently involve risks and uncertainties foreseen or otherwise by the company, and so they are not guarantees of the company's future results. Therefore, the future results of the company's operations may differ from present expectations, and readers should not exclusively rely on the information contained herein. The company is not obliged to update the presentations and forecasts in the light of new information or future developments. The figures specified for 2024 onward are estimates or targets.

NOTICE FOR U.S. INVESTORS

The SEC only permits oil and gas companies to include in their filed reports reserves that the company has proven through production or conclusive formation tests that are economically and legally viable in prevailing economic and operational conditions. We use some terms in this presentation, such as discoveries, which SEC guidelines prohibit us from using in our filed reports.

Agenda

1 Petrobras & Technology

2 Technological Capabilities

3 Connections for innovation



Agenda

1. Petrobras & Technology
2. Technological Capabilities
3. Connections for innovation




OFFSHORE
TECHNOLOGY CONFERENCE

INNOVATION TO CREATE OPPORTUNITIES AND EVOLVE PRODUCTION

- **1992** — Technical achievements related to the development of deepwater production systems in Marlim field (Campos Basin)
- **2001** — Advances in technologies and cost effectiveness in deepwater development projects of Roncador field (Campos Basin)
- **2015** — Set of technologies developed for oil and gas production in the pre-salt layer
- **2019** — Set of innovations developed in the Libra Long Term Test (TLD), in the Santos Basin pre-salt
- **2020** — Set of innovations developed to enable production in the Búzios field, in the Santos Basin pre-salt
- **2023** — Unprecedented combination of BOP anchoring technology with real-time riser analysis - possibility of using dynamic positioning systems in shallow water depths
- **2024** — Deployment of a wide set of new technologies for the successful revitalization of the Marlim Field and the entire deepwater Campos Basin, unlocking new paths for mature deepwater asset redevelopment, with significant reduction in greenhouse gas emissions in pre-salt

OTC International | OTC Brazil

Awarded 7 TIMES by OTC

Highest award of the world's oil industry


BR
PETROBRAS

RECOGNIZED INNOVATION BY RELEVANT AWARDS IN 2023

Carbon Sequestration Leadership Forum	*Unprecedented recognition granted for the contribution to the development of CO_2 capture and storage (CCUS) technology*
ANP Innovation Prize Government regulatory agency	*Winners of* **4** *out of* **5** *categories*
Valor Inovação Prize Press	**1st** *place Oil and Gas* **2nd** *place General*
MIT Technology Review Press	*Among the 20 most innovative companies in Brazil*
Ranking 100 Open Startups Top Open Corps	**1st** *place Oil and Gas* **12th** *place General*

Agenda

1 Petrobras & Technology

2 Technological Capabilities

3 Connections for innovation



RESEARCH, DEVELOPMENT & INNOVATION CENTER (RD&I) – CENPES (IN NUMBERS)

Human Capital

965 Researchers

1083 Empolyees

14 Post-doc

215 PhD

366 Masters

Registered Patents

+1000

2021	2022	2023
119	128	143

National Record
in 2021, 2022 and 2023



62
82
119
128
143
2019
2020
2021
2022
2023

Total Area

308,000 m^2

Larger than 37 football fields

Laboratories

116

One of the biggest research centers in Latin America

CONNECTIONS FOR INNOVATION

Innovation Partners **+180**

Active Partnerships **+800**

Startups **+50**

Published Challenges **+100**

Researchers engaged in our projects **+9000**

CENPES LINES OF RESEARCH



FUTURE GEOLOGY FOR IMPROVING PREDICTABILITY
SCC-CO_2
INTEGRITY AND RELIABILITY OF E&P ASSETS
GAS EFFICIENCY AND COMPETITIVENESS
REFINING, TRANSPORTATIO N AND MARKETING OF THE FUTURE
ENVIRONMENT
LOW CARBON PRODUCTS
CCUS
CO_2
SUSTAINABLE GEOPHYSICS IN NEW FRONTIERS AND RESERVE REPOSITION
PRODUCTION AND INJECTION EFFICIENCY IN E&P ASSETS
INTEGRATED PRODUCTION MANAGEMENT
FUTURE PRODUCTION SYSTEMS
DECOMMISSIONING OF E&P ASSETS
REFINING ASSET INTEGRITY AND EFFICIENCY (REFTOP)
SAFETY
WIND AND SOLAR GENERATION
H H
LOW CARBON HYDROGEN
10% of the RD&I portfolio

Agenda

1 Petrobras & Technology

2 Technological Capabilities

3 **Connections for innovation**



CONNECTIONS FOR INNOVATION

Open innovation hub based on technological challenges with several channels for the presentation of proposals

Startups
TRL and CRL acceleration
+50 engaged startups

Tech Transfer
Share to get value
+30 contracts

Tech Partnerships
Share Challenges and find best partners
+800 partnerships
9.000 researches


Petrobras
conexões
para inovação

Pre-Commercial Procurement
Develop and scale-up Technologies
+20 on progress

Residents
Attract professionals and accelerate the learning curve
12 residents

Solutions Acquisition
Accelerate Adoption
8 startups

Open Labs
Open code software development

For more information:
https://tecnologia.petrobras.com.br

OUR OPEN INNOVATION PROGRAM HAS AN EXTENSIVE NETWORK OF PARTNERS, LEVERAGING THE CAPACITY OF CENPES

120 universities and research institutes in Brazil (80 - current)

UFPA, UFERSA, UFRN, UFC, SENAI, UFS, UFPE, UFAL, UFBA, PUCRS, INPE, UFES, UFRJ, PUC, uff, UFRRJ, UFMG, UnB, FGV

Non-exhaustive

85 universities and research institutes abroad (27 - current)

Stanford University, The University of British Columbia, University of Calgary, NGI, Oxford, Heriot Watt University, Universidad Nacional de La Plata, DPI, NTNU, AIST, Newcastle University, IFE, University of Aberdeen, Southampton, IRIS, ifp Energies nouvelles, National Maritime Research Institute, University of Bristol, TUDelft, Università degli Studi di Torino, MARIN

Non-exhaustive

37 companies and 64 technological cooperation agreements in progress

Microsoft, Schlumberger, LTrace Geophysical Solutions, TechnipFMC, WIKKI Brasil, Albemarle, Oceaneering, ESSS, DNV, GA Drilling Geothermal Anywhere, NavCon, Ketjen

Non-exhaustive

Engagement program with 70 startups (53 – current)

iter, MSD Sistemas, HUEZ Telecom, USSV, VR Monkey, WIKKI, seven, VERTESIS, PROMEC, RZX Tecnologia, Legalbot, SELLETIVA, PETREC, PIX Force, LTrace, sense+, Integral IMI, ALIGER, RN Tecnologia, GoLedger, Minerva Controls, MURABEI, Bonpet, Rheology Research, kognitus, instor, Intera, INVISION, MOGAI, TRISOLUTIONS

Non-exhaustive

THANK YOU!



PETROBRAS

INVESTOR TOUR
PETROBRAS 2024

Behind the Production Forecasting

PETROBRAS

Our production forecast does not follow a deterministic approach. It is based on an accurate probabilistic model

2024-28+ Strategic Plan [Nov23]



Delivering increasing production and generating higher economic value
TOTAL PRODUCTION
million boed / Petrobras' Work Interest (WI) / With variation of +/-4%
2.8
2.8
3.0
3,1
3.2
2.5
2.5
2.7
2.8
2.8
2.2
2.2
2.4
2.5
2.5
2024
2025
2026
2027
2028
% Pre-salt 80% 77% 77% 77% 79%
Operated production* 3.9 3.9 4.3 4.6 4.6
Total production
Non-commercial natural gas
Oil and natural gas commercial
Oil
*Operated production includes the Federal Government's production as profit oil from production sharing contracts
34

Deep Dive Petrobras 2024 [Jan24]



The Production Tunnel Risk is the output of this probabilistic analysis and the basis for our production forecasting
Production Tunnel Risk
MMboed
P10
P90
2024
2025
2026
2027
2028

Due to the complexity of the business, we adopted this probabilistic approach to incorporate uncertainties and unplanned events...

INPUTS

Production Model Aggregated by Project

PROBABILISTIC EFFICIENCY
Each pp in efficency can affect production in **20 KBPD/YEAR**

140 COMPLEMENTARY PROJECTS to implement in 5 years

@RISK ©

2,000 iterations

RESERVOIR UNCERTAINTIES
P10, P50 and P90 approach for each field. **Less mature fields have higher uncertainties**

14 PLATFORMS
Start-up dates
In 5 years to evaluate

DISRUPTIVE RISKS
Unplanned events on major systems with potential material impact on annual production

OUTPUTS

Production Tunnel Risk

... and production forecasting is actually the final step of a sophisticated modelling process

INPUTS
Production Model Aggregated by Project

PROBABILISTIC EFFICIENCY
Each pp in efficency can affect production in **20 KBPD/YEAR**

140 COMPLEMENTARY PROJECTS to implement in 5 years



@RISK ©
2,000 iterations

RESERVOIR UNCERTAINTIES
P10, P50 and P90 approach for each field. **Less mature fields have higher uncertainties**

14 PLATFORMS
Start-up dates In 5 years to evaluate

DISRUPTIVE RISKS
Unplanned events on major systems with potential material impact on annual production

OUTPUTS
Production Tunnel Risk

The visible part of a whole iceberg of reservoir characterization and modelling effort

Probabilistic production forecasting

Reservoir modelling and characterization effort



The visible part of a whole iceberg of reservoir characterization and modelling effort





Data acquisition through seismic and wells

Identification of a prospective asset and initial characterization of a reservoir

The visible part of a whole iceberg of reservoir characterization and modelling effort





Seismic interpretation and geophysical modelling

Data acquisition through seismic and wells

Definition of subsurface structure and indirect estimation of reservoir properties

The visible part of a whole iceberg of reservoir characterization and modelling effort





Seismic interpretation and geophysical modelling

Data acquisition through seismic and wells

Definition of subsurface structure and indirect estimation of reservoir properties

The visible part of a whole iceberg of reservoir characterization and modelling effort





Seismic interpretation and geophysical modelling

Data acquisition through seismic and wells

Definition of subsurface structure and indirect estimation of reservoir properties

The visible part of a whole iceberg of reservoir characterization and modelling effort





Geocellular modelling of static properties

Seismic interpretation and geophysical modelling

Data acquisition through seismic and wells

Porosity, permeability, presence of fractures, fluid contacts, estimation of STOOIP

The visible part of a whole iceberg of reservoir characterization and modelling effort


Simulação no tempo -


Modelling of reservoir dynamic behavior
Geocellular modelling of static properties
Seismic interpretation and geophysical modelling
Data acquisition through seismic and wells
Mathematical model of reservoir physics, fluid properties, relative permeability, production history matching

The visible part of a whole iceberg of reservoir characterization and modelling effort




Uncertainty assessment
Modelling of reservoir dynamic behavior
Geocellular modelling of static properties
Seismic interpretation and geophysical modelling
Data acquisition through seismic and wells

Convolution of uncertainties from all previous modelling steps

The visible part of a whole iceberg of reservoir characterization and modelling effort



Uncertainty assessment

Modelling of reservoir dynamic behavior

Geocellular modelling of static properties

Seismic interpretation and geophysical modelling

Data acquisition through seismic and wells



Convolution of uncertainties from all previous modelling steps

The visible part of a whole iceberg of reservoir characterization and modelling effort




Uncertainty assessment
Modelling of reservoir dynamic behavior
Geocellular modelling of static properties
Seismic interpretation and geophysical modelling
Data acquisition through seismic and wells

Convolution of uncertainties from all previous modelling steps

The visible part of a whole iceberg of reservoir characterization and modelling effort



Probabilistic production forecasting
Uncertainty assessment
Modelling of reservoir dynamic behavior
Geocellular modelling of static properties
Seismic interpretation and geophysical modelling
Data acquisition through seismic and wells

The visible part of a whole iceberg of reservoir characterization and modelling effort


Probabilistic production forecasting
Uncertainty assessment
Modelling of reservoir dynamic behavior
Geocellular modelling of static properties
Seismic interpretation and geophysical modelling
Data acquisition through seismic and wells



INVESTOR TOUR
PETROBRAS 2024

3D VISUALIZATION

part 1
building the reservoir model

part 2
flowing through the reservoir

The reservoir is just one aspect of the probabilistic analysis... we have to consider several other risks in the model

INPUTS

Production Model Aggregated by Project

PROBABILISTIC EFFICIENCY
Each pp in efficency can affect production in **20 KBPD/YEAR**

140 COMPLEMENTARY PROJECTS to implement in 5 years



@RISK
©
2,000 iterations

RESERVOIR UNCERTAINTIES
P10, P50 and P90 approach for each field. **Less mature fields have higher uncertainties**

14 PLATFORMS
Start-up dates
In 5 years to evaluate

DISRUPTIVE RISKS
Unplanned events on major systems with potential material impact on annual production

OUTPUTS

Production Tunnel Risk

Operational Efficiency

Operational avalilability



Mean
Standard deviation

Stoppages and planned maintenance



Duration and start date
Min
Most probable
Max

- Efficiency projection is based on recent performance of each platform
- Intercurrences observed during maintenance tend to increase the duration of scheduled stops

New Projects

140 complementary projects


Earliest
Most probable
Latest

14 production systems


Earliest
Most probable
Latest

Gas infrastructure*


Earliest
Most probable
Latest

- Project management challenges
- Implementation risks
- Integrated quantitative risk analysis: FPSO, wells, subsea systems and regulatory authorizations

* when applicable

Disruptive Risks*

- Adverse environmental conditions during offloading operations
- Production impact due to unexpected requirements from regulatory bodies
- Subsea or well equipment major failures
- Topside equipment major failures

* applied at portfolio level

The accuracy of our forecast was possible due to technical improvements incorporated in the probabilistic production projection model



Working for the highest precision projections in both short and long-term
Deterministic Oil Production
Risk Factor 1
Risk Factor 2
...
Risk Factor n
Risked Oil Production
Actual Production

INVESTOR TOUR
PETROBRAS 2024



BR PETROBRAS